
07003955


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH. D.C.
213
SECTION

AB 3/13

SEC[...]IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.A. Repple & Company (a subsidiary of Repple Financial Group)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Normandy Road, Suite 101
(No. and Street)

Casselberry (City) Florida (State) 32707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra J. Albano (407) 339-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scearce, Satcher & Jung, P.A.
(Name – *if individual, state last, first, middle name*)

243 W. Park Avenue, Suite 200 (Address) Winter Park (City) Florida (State) 32789 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn A. Repple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G. A. Repple & Company, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sworn & Subscribed before me on Feb 27, 2007 by Glenn A. Repple personally known to me.

Sandra J. Albano, Notary Public

Notary Public


SANDRA J. ALBANO
MY COMMISSION # DD 468406
EXPIRES: October 2, 2009
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
CARLA M. HANSEN, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT

Stockholder
G.A. Repple & Company
(A Subsidiary of G. A. Repple Financial Group, Inc.)
Casselberry, Florida

We have audited the accompanying statement of financial condition of G.A. Repple & Company (a subsidiary of G. A. Repple Financial Group, Inc.), as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.A. Repple & Company (a Subsidiary of G. A. Repple Financial Group, Inc.), at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
January 18, 2007

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

ASSETS		
Cash and cash equivalents	$	904,062
Clearing account deposits-restricted		50,087
Commissions receivable		412,507
Securities owned - marketable, at market value (cost $8,888)		8,732
Prepaid expenses		11,285
Income tax refund receivable		61,000
	$	1,447,673

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	41,148
Commissions payable		260,188
		301,336
STOCKHOLDER'S EQUITY		
Capital stock, $1 par value; authorized, issued and outstanding 7,500 shares		7,500
Paid-in capital		17,500
Retained earnings		1,121,337
		1,146,337
	$	1,447,673

The Notes to Financial Statements are an integral part of this statement.

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUE	
Commissions	$ 8,260,198
Investment advisory fees	2,096,753
Principal transactions	359,939
Due diligence fees	128,687
Other	7,813
Interest	38,256
Dividends	5,653
Realized gain on marketable securities	3,026
	10,900,325
OPERATING EXPENSES	
Commissions	8,520,016
Management fees	1,960,000
Clearing fees	389,905
Regulatory fees	50,727
Other	32,596
Professional services	22,731
Maintenance and support	12,894
Postage and freight	9,488
Unrealized loss on marketable securities	86
	10,998,443
Loss before income taxes	(98,118)
INCOME TAX BENEFIT	(61,000)
Net loss	$ (37,118)

The Notes to Financial Statements are
an integral part of this statement.

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock Issued	Additional Paid-In Capital	Retained Earnings
BALANCE, December 31, 2005	$ 7,500	$ 17,500	$ 1,158,455
Net loss	-	-	(37,118)
BALANCE, December 31, 2006	$ 7,500	$ 17,500	$ 1,121,337

The Notes to Financial Statements are
an integral part of this statement.

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Commissions received	$ 8,770,225	
Investment advisory fees received	2,096,753	
Principal transaction receipts	359,939	
Due diligence fees received	128,687	
Interest and dividends received	43,909	
Recovered operating costs	7,813	
Cash paid to agents and suppliers	(11,263,956)	
Net cash provided by operating activities		$ 143,370
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of warrants	23,126	
Net cash provided by investing activities		23,126
NET INCREASE IN CASH AND CASH EQUIVALENTS		166,496
CASH AND CASH EQUIVALENTS, beginning		787,653
CASH AND CASH EQUIVALENTS, ending		$ 954,149
CASH AND CASH EQUIVALENTS, unrestricted		$ 904,062
CASH AND CASH EQUIVALENTS, restricted		50,087
		$ 954,149
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net loss		$ (37,118)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized loss on marketable securities	$ 86	
Realized gain on marketable securities	(3,026)	
Decrease in commissions receivable	510,027	
Decrease in prepaid expenses	3,500	
Increase in income tax refund receivable	(61,000)	
Increase in accounts payable and accrued expenses	12,102	
Decrease in commissions payable	(281,201)	
		180,488
Net cash provided by operating activities		$ 143,370

The Notes to Financial Statements are
an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Organization and Significant Accounting Policies

Nature of business: G.A. Repple & Company (the "Company") is a Florida corporation and is a wholly-owned subsidiary of the G. A. Repple Financial Group, Inc. It is engaged as a broker/dealer in the business of buying and selling securities for individual clients, and also provides financial planning and asset management services (using third party asset managers). The Company does not act as a clearing agency, but utilizes other broker/dealers on a fully disclosed basis.

Revenue and cost recognition: Normal commission revenue and expenses are recorded on a settlement date basis. Commission trails are difficult to estimate and represent only future anticipated revenue. Therefore, they are not recorded until received. All other revenue and expenses are accounted for using the accrual method of accounting, which recognizes revenue when earned and costs when incurred.

Cash and cash equivalents: For financial reporting, the Company considers all readily accessible money market funds to be cash equivalents.

Clearing account deposits: The Company is required to maintain cash balances with clearing agents, which are restricted as to use.

Commissions receivable: All receivables are stated at their net realizable values. As of December 31, 2006, no allowance for uncollectible accounts was considered necessary.

Marketable securities: In accordance with industry practices, marketable securities are presented at market value. Adjustments in market value are recognized as gains or losses and are reflected in the statement of income for the period in which the adjustment to the carrying value arises. Gains and losses on the sale of securities are determined using the average cost method.

Income taxes: The Company files a consolidated income tax return with its parent company, G. A. Repple Financial Group, Inc. Income taxes recorded in these financial statements represent the Company's allocable share of the total income tax liability for the consolidated group. Deferred taxes are recorded for temporary differences between the tax bases of assets and their reported amounts. At December 31, 2006, the tax effect of these differences was not considered material and no deferred taxes have been recorded.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Note 2. Related Party Transactions

The Company is managed by its sole stockholder, G. A. Repple Financial Group, Inc. ("RFG"). Consequently, operating results and financial position are different than if the entities were autonomous. The Company paid a fixed monthly management fee to RFG and a fee which is based on income taxes. The management fee, which totaled $1,960,000 for 2006, represents reimbursement for the costs associated with office space, telephone, and staff support as well as the cash requirements of RFG.

G. A. Repple Insurance Services, Inc. (RIS), a wholly-owned subsidiary of RFG, sells various insurance products, and earns an incentive to keep those policies on the books of one of the insurance companies. A portion of the insurance products sold by RIS represents variable insurance products and therefore are a part of the broker/dealer activities of the consolidated group of companies. Incentives received by the Company for the variable insurance products sold by RIS totaled $330,652 for 2006.

Note 3. Marketable Securities

The Company purchased marketable debt securities in 2003. Information with respect to the value of these marketable securities is as follows:

Market value of marketable securities	$ 8,732
Less: Cost of marketable securities	(8,888)
Unrealized loss	(156)
Less: Unrealized loss recognized in previous years	(70)
Current year unrealized loss	$ (86)

Note 4. Federal and State Income Taxes

The Company, a wholly-owned subsidiary of G. A. Repple Financial Group, Inc., is included in the consolidated tax return filed by the parent company under provisions of the Internal Revenue Code. The Company is charged by the parent company for its portion of the income tax allocable to its operations, which is calculated using shared lower level corporate tax rates and various other tax benefits. For 2006, the Company's pre-tax loss was $161,611 and the consolidated group's pre-tax loss was $181,083. The current income tax benefit of $61,000 is calculated utilizing the statutory tax rates of 34% and 5.5% for federal and state taxes, respectively.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $951,485, which was $901,485 in excess of the required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2006 was .32 to 1.

Note 6. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

Note 7. Concentration of Credit Risk

The Company maintains cash and cash equivalents at several financial institutions. Cash balances at financial institutions totaling $100,000, are insured by the Federal Deposit Insurance Corporation. The uninsured cash balance at December 31, 2006 was $804,062. Management believes the risk of loss associated with the uninsured cash balances to be minimal.

Note 8. Contingencies

The Company has been named in a lawsuit which alleges breach of fiduciary duty, negligence, breach of contract, tortuous interference with testamentary expectancy, unjust enrichment and negligence as a bailee. It is the opinion of management that this lawsuit is without merit and the Company intends to vigorously defend against this claim. As of December 31, 2006, the Company has filed a motion to dismiss. However, limited discovery has been taken, but no depositions have been taken. No amount has been accrued in these financial statements as the outcome of this matter is uncertain, and the resulting liability, if any, cannot be determined.

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Total equity from statement of financial condition		$ 1,146,337
Deduct ownership equity not allowable for net capital		-
Total capital		1,146,337
Deductions and other charges		
Non-allowable commissions receivable	$ 104,155	
Prepaid expenses	11,284	
Securities haircuts	18,413	
Total non-allowable assets		133,852
Net capital		1,012,485
Minimum net capital required		50,000
Excess net capital		$ 962,485
Total aggregate indebtedness		$ 301,336
Ratio of aggregate indebtedness to net capital		0.3 to 1

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

RECONCILIATION OF COMPUTATION OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
DECEMBER 31, 2006

Net capital (unaudited)	$	974,144
Audit adjustments made:		
Adjustment to interest refund receivable		61,000
Adjustment to accounts payable		(29,045)
Adjustments to haircuts on securities		6,386
Net capital (audited)	$	1,012,485

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
CARLA M. HANSEN, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Stockholder
G.A. Repple & Company
(A Subsidiary of G. A. Repple Financial Group, Inc.)
Casselberry, Florida

In planning and performing our audit of the financial statements and supplemental schedules of G.A. Repple & Company (a Subsidiary of G. A. Repple Financial Group, Inc.) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spence, Satcher & Jung, P.A.

Winter Park, Florida
January 18, 2007

END